Entergy Texas, Inc.

$500,000,000
Mortgage Bonds,
7.125% Series due February 1, 2019

Final Terms and Conditions

January 27, 2009

Issuer:	Entergy Texas, Inc.

Market Type:	Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa3 by Moody's Investors Service BBB+ by Standard & Poor's Ratings Services BBB by Fitch Ratings

Trade Date:	January 27, 2009

Settlement Date (T+3):	January 30, 2009

Principal Amount:	$500,000,000

Coupon:	7.125%

Coupon Payment Dates:	February 1 and August 1 of each year

First Payment Date:	August 1, 2009

Final Maturity:	February 1, 2019

Call Date & Terms:	Make-whole call at T + 50 bps

UST Benchmark:	UST 3.75% due November 15, 2018

Treasury Yield:	2.531%

Spread to UST Benchmark:	+ 470 bps

Re-offer Yield:	7.231%

Issue Price to Public:	99.254%; $496,270,000

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated

Co-Managers:	Calyon Securities (USA) Inc.
Scotia Capital (USA) Inc.
Wedbush Morgan Securities Inc

CUSIP / ISIN:	29365T AA2 / US29365TAA25

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (ii) Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, or (iii) Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.